                                                                    Exhibit 99.1


                                   NEWS FROM:
                         COOLBRANDS INTERNATIONAL, INC.


8300 Woodbine Avenue, 5th Floor                        Contact: Michael Serruya
Markham, Ontario, Canada, L3R 9Y7                      Telephone: (905) 479-8762

                    FOR IMMEDIATE RELEASE: November 30, 2004


                      COOLBRANDS INTERNATIONAL INC. REPORTS
                                FINANCIAL RESULTS
                        FOR FOURTH QUARTER OF FISCAL 2004


CoolBrands International Inc. (TSX: COB.SV.A) announced its operating results for the fourth quarter, and the fiscal year, ended August 31, 2004.

Operating results

For fiscal 2004, revenues increased to $642,820,000 as compared with $357,273,000 for fiscal 2003, an 80% increase. Net earnings for fiscal 2004 increased to $48,843,000 ($0.88 basic and $0.87 diluted earnings per share) as compared with net earnings of $31,704,000 ($0.61 basic and $0.59 diluted earnings per share) for fiscal 2003, a 54% increase.

Revenues for the forth quarter of fiscal 2004 increased to $178,693,000 from $154,014,000 for the same quarter last year, a 16% increase. Net earnings for the quarter were $14,704,000 ($0.26 basic and diluted earnings per share) as compared with net earnings of $14,836,000 ($0.29 basic and $0.27 diluted earnings per share) for the same quarter last year.

CoolBrands' revenues consist mainly of sales made in U.S. dollars but reported in Canadian dollars. Thus, the exchange rates in effect from one reporting date to the same reporting date of the following fiscal year affect the variances between results actually reported. For purposes of comparison, assuming the same average exchange rate for the year ended August 31, 2004 as was in effect for the year ended August 31, 2003, CoolBrands would have reported revenues of $715,682,000 for fiscal 2004, or approximately 11% greater than actually reported and net earnings of $54,379,000

The growth in revenues for fiscal 2004 reflected increased revenues, primarily from the prepackaged consumer product segment attributable to Americana Foods LP (50.1% owned), Eskimo Pie Frozen Distribution and our Super Premium Dreamery, Godiva and Whole Fruit pints. In fiscal 2004, sales increased by 75% to $584,951,000 as compared with $335,034,000 for fiscal 2003. In fiscal 2004, drayage and other income increased by 213% to $53,083,000 as compared with $16,978,000 for fiscal 2003. In fiscal 2004, revenues from Americana Foods, Eskimo Pie Frozen Distribution and Super Premium pints represent a full year's activity as compared with approximately two months in fiscal 2003.

The growth in revenues for the fourth quarter of fiscal 2004 reflected increased revenues, primarily from the prepackaged consumer product segment attributable to Americana Foods, Eskimo Pie Frozen Distribution and our Super Premium Dreamery, Godiva and Whole Fruit pints, offset by a marginal decline in sales from our base prepackaged consumer products. In the fourth quarter of fiscal 2004, sales increased by 20% to $164,597,000 from $137,678,000 for fiscal 2003.
In the fourth quarter of fiscal 2004, drayage and other income declined by 17% to $12,383,000 as compared with $14,991,000 for fiscal 2003. In the fourth quarter of fiscal 2004, revenues from Americana Foods, Eskimo Pie Frozen Distribution and our Super Premium pints represent a full quarter's activity as compared with approximately two months in fiscal 2003.

Drayage income represents the fees paid to CoolBrands by Dreyer's/Nestle to deliver products invoiced to customers by Dreyer's/Nestle. If products for which CoolBrands received a drayage fee were accounted for at the equivalent wholesale sales value, CoolBrands' revenues would have been approximately $188,742,000 for the fourth quarter and $717,735,000 for fiscal 2004.

Gross profit percentage for fiscal 2004 declined to 25% as compared to 38% for fiscal 2003 and the gross profit percentage for the fourth quarter of fiscal 2004 declined to 24% as compared to 34% for the fourth quarter of fiscal 2003. Both percentage declines were due to the impact of normally lower margins generated by Americana Foods' manufacturing operations and Eskimo Pie Frozen Distribution's distribution operations. The fourth quarter and full year results of 2004 were additionally impacted by the pre-tax operating losses at Americana Foods LP (50.1% owned) of approximately $2,089,000 and $1,180,000, respectively. These losses were primarily due to plant production losses incurred during the installation of new production lines and the related start-up expenses which occurred in the fourth quarter of fiscal 2004.

Selling, general and administrative expenses for fiscal 2004 declined as a percentage of revenues to 18% as compared to 27% for fiscal 2003. Selling, general and administrative expenses for the fourth quarter of fiscal 2004 declined as a





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percentage of revenues to 18% from 24% for the fourth quarter of fiscal 2003.
The fourth quarter and full year results of 2004 were adversely impacted by $3,684,000 for the pre-tax write-off of the Weight Watchers' intangible license asset. This write-off was required when the Company was notified by Weight Watchers International on July 28,2004 that the license agreement would not be extended.

The 2004 fiscal year results were adversely impacted by a non-cash pre-tax compensation charge of $8,938,000 which represents the fair value of stock options granted to the Company's Co-CEO and Co-Chairman during the year. Consistent with recent changes in Canadian GAAP, beginning in fiscal 2005 the Company will expense the fair value of all stock options granted.

Cash and working capital

Cash and short-term investments increased to $84,700,000 at August 31, 2004 from $30,140,000 at August 31, 2003. Working capital improved to $159,355,000 at August 31, 2004 from $85,734,000. Coolbrands's current ratio improved to 2.6 to 1 at August 31, 2004 from 2.1 at August 31, 2003.

Comparability of results

The Company's financial statements reflect the July 1, 2003 acquisition of the general partner interest and majority the total partnership interest in Americana Foods LP (50.1% owned) and the July 6, 2003 acquisition of Dreamery ice cream and Whole Fruit sorbet brands from Dreyer's Grand Ice Cream, Inc, as well as the right to the license for the Godiva ice cream brand, which was assigned to the Company and substantially all of the Haagen-Dazs frozen dessert distribution assets from Nestle Ice Cream Company, LLC. These acquisitions were accounted for under the purchase method of accounting and the Consolidate Statements of Earnings include the results of these acquisitions from the date of acquisition. The first quarter of fiscal 2005 ending November 30, 2004 will be the first quarter following these acquisitions in which the Consolidated Statement of Earnings for the quarter can be directly compared to the prior year period.





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CoolBrands International Inc.
Consolidated Balance Sheets
as at August 31, 2004 and August 31, 2003

--------------------------------------------------------------------------------
(in thousands of dollars)

                                                     August 31,       August 31,
                                                           2004             2003

                                                              $                $
--------------------------------------------------------------------------------
Assets
Current assets:
  Cash and short term investments                        84,700          30,140
  Receivables                                            88,419          60,807
  Receivables - affiliates                                5,113           3,185
  Inventories                                            64,618          55,604
  Prepaid expenses                                        7,818           9,722
  Future income taxes                                     6,461           1,930
                                            ------------------------------------
                                                        257,129         161,388
Total current assets

Future income taxes                                       4,255           2,977
Property, plant and equipment                            37,829          28,349
License agreements                                        7,567          12,357
Intangible and other assets                               8,471           9,084
Goodwill                                                 96,562          99,695
                                            ------------------------------------
                                                        411,813         313,850
                                            ====================================

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                       49,384          27,339
  Payables - affiliates                                   1,119             754
  Accrued liabilities                                    27,156          33,530
  Income taxes payable                                    6,499           5,204
  Future income taxes                                     2,434           3,144
  Revolving loan - secured                                5,903
  Current maturities of long-term debt                    5,279           5,683
                                            ------------------------------------
 Total current liabilities                               97,774          75,654

                                                         25,362          38,671
  Long-term debt
  Other liabilities                                       3,631           3,984
  Future income taxes                                     4,790           4,722
                                            ------------------------------------
Total liabilities                                       131,557         123,031
                                            ------------------------------------
Minority interest                                        10,649           2,968
                                            ------------------------------------

Shareholders' Equity:
                                                        139,012         122,406
  Capital stock
  Contributed surplus                                    24,904
  Cumulative translation adjustment                     (17,501)         (8,904)
  Retained earnings                                     123,192          74,349
                                            ------------------------------------
                                                        269,607         187,851
Total shareholders' equity
                                            ------------------------------------
                                                        411,813         313,850
                                            ====================================





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CoolBrands International Inc.
Consolidated Statements of Earnings

---------------------------------------------------------------------------------------------------------
(Unaudited)
(in thousands of dollars, except share data)

                                                    For the year ended        For the three months ended
                                                  August 31,   August 31,      August 31,   August 31,
                                                        2004         2003            2004         2003
                                                           $            $               $            $
---------------------------------------------------------------------------------------------------------
Revenues:
Sales                                                584,951      335,034         164,597      137,678
Franchising and licensing revenues:
  Royalty income                                       2,756        2,716             840          682
  Franchise and license fees                           1,549        1,804             742          358
  Consumer products license fee                          481          741             131          305
Drayage and other income                              53,083       16,978          12,383       14,991
                                           -------------------------------------------------------------

Total revenues                                       642,820      357,273         178,693      154,014
                                           -------------------------------------------------------------

Operating expenses:
  Cost of goods sold                                 438,458      207,870         124,666       90,854
  Selling, general and administrative expenses       115,131       95,088          32,835       37,245
   Stock-based compensation                            8,938
  Interest expense                                     1,994        1,990             356          539
                                           -------------------------------------------------------------

Total operating expenses                             564,521      304,948         157,857      128,638
                                           -------------------------------------------------------------

Minority interest                                     (1,275)         541          (2,040)         541
                                           -------------------------------------------------------------

Earnings before income taxes                          79,574       51,784          22,876       24,835

Provision for income taxes                            30,731       20,080           8,172        9,999
                                           -------------------------------------------------------------

Net earnings                                          48,843       31,704          14,704       14,836

Retained earnings - beginning of period               74,349       42,645         108,488       59,513
                                           -------------------------------------------------------------

Retained earnings - end of period                    123,192       74,349         123,192       74,349
                                           =============================================================

Earnings per share:
  Basic                                                 0.88         0.61            0.26         0.29
                                           =============================================================
  Diluted                                               0.87         0.59            0.26         0.27
                                           =============================================================

Weighted average shares outstanding:
  Shares used in per share calculation - basic        55,441       51,746          55,890       51,763
  Shares used in per share calculation - diluted      56,329       53,992          56,332       54,775

CoolBrands International Inc.
Consolidated Statements of Cash Flows

---------------------------------------------------------------------------------------------------------
(Unaudited)
(in thousands of dollars)
                                                    For the year ended        For the three months ended
                                                  August 31,   August 31,      August 31,   August 31,
                                                        2004         2003            2004         2003
                                                           $            $               $            $
---------------------------------------------------------------------------------------------------------
Cash and short term investments
 provided by (used in):

Operating activities:
Net earnings                                          48,843      31,704           14,704      14,836
Items not affecting cash:
   Depreciation and amortization                       9,738       4,801            5,346       1,075
   Stock-based compensation expense                    8,938
    Future income taxes                               (4,898)      2,544              364       1,202
    Loss of asset held for sale                                      390                          (13)
    Minority interest                                 (1,275)        541           (2,040)        541

Changes in current assets and liabilities:
    Receivables                                      (28,118)     (5,172)            (630)     (7,726)
    Receivables - affiliates                          (1,949)        844             (403)      2,999
    Allowance for doubtful accounts                      168      (1,087)            (346)       (376)
    Inventories                                       (9,113)     (9,065)           9,426         774
    Prepaid expenses                                   1,924      (2,900)             625      (3,299)
    Accounts payable                                  22,286      (7,476)         (17,273)    (10,566)
    Payables - affiliates                                369        (240)              73      (1,698)
    Accrued liabilities                               (6,447)     (2,293)          (5,367)      1,163
    Income taxes payable                              17,273      (2,292)            (449)      4,789
    Other assets                                          71         364              (57)       (295)
    Other liabilities                                   (357)     (1,023)            (147)        (94)
                                                   ----------------------------------------------------
Cash provided by operating activities                 57,453       9,640            3,826       3,312
                                                   ----------------------------------------------------

Investing activities:
Purchase of leasehold improvements and
 equipment                                           (17,791)     (5,736)          (6,845)     (1,883)
Purchase of intangible assets                           (102)       (113)             (32)       (113)
Purchase of license agreements                          (399)     (1,482)              (6)     (1,482)
Acquisitions, net of cash acquired                               (13,409)                     (13,409)
Proceeds from the sale of asset held for sale                      3,283                         (113)
Repayment of notes receivable                             31         340                1          36
                                                   ----------------------------------------------------
Cash used in investing activities                    (18,261)    (17,117)          (6,882)    (16,964)
                                                   ----------------------------------------------------
Financing activities:
Change in revolving line of credit, - secured          2,016       2,770           (4,328)         28
Capital contributions from Partnership's minority
  partner                                             11,554
Return of capital contribution from Partnership's
  minority partner                                    (2,663)
Proceeds from issuance of Class A and B shares        16,607         172              130         108
Repayment of long-term debt                           (7,697)     (9,495)          (1,045)     (1,952)
Expenses for special warrants                                       (144)
                                                   ----------------------------------------------------
Cash provided by (used in) financing activities       19,817      (6,697)          (5,243)     (1,816)
                                                   ----------------------------------------------------
(Decrease) increase in cash flow due to changes
  in foreign exchange rates                           (4,449)     (2,772)          (4,487)      7,646
                                                   ----------------------------------------------------
Increase (decrease) in cash and
  short-term investments                              54,560     (16,946)         (12,786)     (7,822)
Cash and short-term investments -
  beginning of period                                 30,140      47,086           97,486      37,962
                                                   ----------------------------------------------------
Cash and short-term investments -
  end of period                                       84,700      30,140           84,700      30,140
                                                   ====================================================





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CoolBrands International Inc.
Summary Financial Data


---------------------------------------------------------------------------------------------------------
(in thousands of dollars, except share data):
                                                    For the year ended        For the three months ended
                                                  August 31,   August 31,      August 31,   August 31,
                                                        2004         2003            2004         2003
                                                           $            $               $            $
---------------------------------------------------------------------------------------------------------
Revenues                                             642,820      357,273         178,693     154,014
Earnings before income taxes                          79,574       51,784          22,876      24,835
Provision for income taxes                            30,731       20,080           8,172       9,999
                                                   ----------------------------------------------------
Net earnings                                          48,843       31,704          14,704      14,836
                                                   ====================================================

Basic earnings per share:                                .88          .61             .26         .29
Diluted earnings per share:                              .87          .59             .26         .27

Depreciation and amortization                          9,738        4,801           5,346       1,075
Interest expense                                       1,994        1,990             356         539
Weighted average number of shares outstanding:
  Shares used in per share calculation - basic        55,441       51,746          55,890      51,763
  Shares used in per share calculation - diluted      56,329       53,992          56,332      54,775

About CoolBrands International:

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing "better-for-you" ice cream category with offerings such as fat free, non-dairy Whole Fruit'TM' Sorbet and new Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company owned, franchised and non-traditional partnership locations around the world.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.